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                           November 3, 2020

       Barry Rowan
       Executive Vice President and Chief Financial Officer
       Gogo Inc.
       111 North Canal Street, Suite 1500
       Chicago, IL 60606

                                                        Re: Gogo Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 13,
2020
                                                            File No. 001-35975

       Dear Mr. Rowan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Executive Compensation
       Elements of Compensation
       (as incorporated by reference from Definitive Annual Meeting Proxy Statement filed March 26,
       2020), page 37

   1. We note the use of Free Cash Flow as part of your 2019 Bonus Program. In future filings, please include an
explanation of how free cash flow (or any other non-GAAP
                                                        measure used as part of
incentive compensation determinations) is calculated. See
                                                        Instruction 5 to Item
402(b) of Regulation S-K.
 Barry Rowan
Gogo Inc.
November 3, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 82

2. We note that Unlevered Free Cash Flow includes an adjustment for cash paid for interest.
         Please remove this adjustment as charges that require cash settlement cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K.
         Similar concerns apply to your Forms 10-Q.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at (202)
551-3334 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



FirstName LastNameBarry Rowan                                Sincerely,
Comapany NameGogo Inc.
                                                             Division of
Corporation Finance
November 3, 2020 Page 2                                      Office of
Technology
FirstName LastName